July 22, 2024

Shane Schaffer
Chief Executive Officer
Cingulate, Inc.
1901 W. 47th Place
Kansas City, KS 66205

       Re: Cingulate, Inc.
           Registration Statement on Form S-3
           Filed July 15, 2024
           File No. 333-280818
Dear Shane Schaffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tracy Buffer